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                                    FORM 6-K
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of April 2003


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116, JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F  X              Form 40-F
                              ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                       No   X
                        ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-              .
                                                 --------------

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REDUCTION OF DEFERRED TAX ASSETS AND OTHERS RESULTING FROM THE INTRODUCTION OF
THE PRO FORMA STANDARD TAXATION SYSTEM FOR ENTERPRISE TAX

     On April 3, 2003, the registrant issued a press release announcing a reduction of deferred tax assets and others in the registrant's accounts for the fiscal year ended March 31, 2003 resulting from the introduction of the pro forma standard taxation system for enterprise tax. Attached is an English translation of the press release.




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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NIPPON TELEGRAPH AND TELEPHONE
                                                CORPORATION




                                              By /s/ Shigehito Katsuki
                                                 ---------------------------
                                                 Name:  Shigehito Katsuki
                                                 Title: General Manager
                                                        Department IV

Date: April 3, 2003

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                                                                   April 3, 2003


  Reduction of deferred tax assets and others resulting from the introduction of the pro forma standard taxation system for enterprise tax


The Law for Partial Amendment of the Local Taxes Law ("Local Taxes Amendment Law") was promulgated on March 31, 2003. With the resultant definitive introduction of the pro forma standard taxation system for enterprise tax, there will be a reduction of deferred tax assets and others in Nippon Telegraph and Telephone Corporation's accounts for the fiscal year ended March 31, 2003, as described below.


1. Outline

The Local Taxes Amendment Law was promulgated on March 31, 2003, and with the resultant definitive introduction of the pro forma standard taxation system for enterprise tax, as of the accounts for the fiscal year ended March 31, 2003, deferred tax assets and others will be posted in accordance with the statutory effective tax rate based on the tax rate after the amendment. As a result, the amount of deferred tax assets and others stated in the accounts will be lower than if computed in accordance with the statutory effective tax rate based on the tax rate prior to the amendment, and the amount stated in the accounts for the fiscal year ended March 31, 2003, is to be reduced by the equivalent amount.

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2. Resultant changes in amounts (Estimates)

The following are the amounts (estimates) of the impact on net income in the accounts for the fiscal year ended March 31, 2003, resulting from the reduction in deferred tax assets outlined in the preceding section.

- Consolidated accounts:                  -56 billion yen
- Non-consolidated accounts:               -2 billion yen

The computation of the above amounts is premised on factors such as the balance of deferred tax assets and others at the end of the first half in fiscal 2002 and the rate of enterprise tax (standard tax rate) after the amendment, and may differ from the actual figures stated in the accounts. The figures for the accounts for the fiscal year ended March 31, 2003, that incorporate the above amounts are currently under preparation, and will be released when that process is complete.


For more information, please contact:

Department IV accounting section
Nippon Telegraph and Telephone Corporation
Telephone: (03) 5205-5421
E-mail: kaikei@hco.ntt.co.jp